Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
NewLink Genetics Corporation and subsidiaries:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-226366) and Form S-8 (No. 333-203350 and No. 333-186020) of NewLink Genetics Corporation and subsidiaries of our report dated March 5, 2019, with respect to the consolidated balance sheets of NewLink Genetics Corporation and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the effectiveness of internal control over financial reporting as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 10-K of NewLink Genetics Corporation.

/s/ KPMG LLP

Des Moines, Iowa
March 5, 2019